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                            March 29, 2022

       Sanjeev Sardana
       Director
       Vega Consulting, Inc.
       2400 Meadowbrook Parkway
       Duluth, GA 20096

                                                        Re: VOLT INFORMATION
SCIENCES, INC.
                                                            Schedule TO-T filed
March 25, 2022
                                                            Filed by Vega
Consulting. Inc. et al.
                                                            SEC File No.
5-02933

       Dear Mr. Sardana:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. All defined terms used here have the same meaning as in the Offer to Purchase included as an exhibit to the filing listed above.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-T filed March 25, 2022

       General

   1. Please explain why you have not included American CyberSystems, Inc. ("ACS") as a bidder on the Schedule
TO-T. In this regard, it appears that representatives of ACS initiated contact with
Volt Information Sciences and negotiated the merger agreement and accompanying tender
offer, which, according to the Schedule 14D-9 filed by Volt, was contemplated as an
acquisition of Volt by ACS. In addition, ACS and Parent are
                                                        controlled by the same
individual, Rajiv Sardana, who is a named bidder. Both Parent and
                                                        Offeror are
newly-formed entities formed in March 2022 to effectuate this transaction.
                                                        Finally, ACS has
entered into a commitment letter for the funds to be used to purchase tendered shares and is
also acting as a guarantor of Parent's and Offeror's obligations under the Merger
Agreement. In your response letter, analyze why ACS should not be included as a bidder,
or revise the Schedule TO-T to add it as a filing person. If you add
 Sanjeev Sardana
Vega Consulting, Inc.
March 29, 2022
Page 2
         ACS, please revise the Offer to Purchase as necessary to provide all of the disclosure as to
         ACS individually that is not already included in that disclosure document.
2. In your response letter, explain why Rule 13e-3 does not apply to this transaction. In this regard, we note that William Grubbs is the non-executive Chairman of the Board of Volt and is also a director of a subsidiary of ACS. In addition, the disclosure in the Schedule
         14D-9 filed by Volt indicates that he will have a future role in overseeing Volt after the consummation of the tender offer and merger. Please include Mr. Grubbs' ownership interest in Volt and any contemplated equity interest in the surviving entity in your analysis.
Certain Information Concerning the Purchaser, the Offeror and Rajiv Sardana, page 26

3. Clarify the relationship between Parent and ACS. The current disclosure states only that both are affiliates of ACS but does not specify the nature of their relationship.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk, Senior Special Counsel, at (202) 551-
3263.



FirstName LastNameSanjeev Sardana                              Sincerely,
Comapany NameVega Consulting, Inc.
                                                               Division of
Corporation Finance
March 29, 2022 Page 2                                          Office of
Mergers & Acquisitions
FirstName LastName